Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

June 4, 2021

VIA EDGAR

Karina Dorin

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holicity Inc.
Registration Statement on Form S-4
Initially Filed May 3, 2021
File No. 333-255703

Dear Ms. Dorin and Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Holicity Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EDT on Friday, June 4, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Steve Ednie
Steve Ednie Chief Financial Officer

cc:	David A. Sakowitz Partner, Winston & Strawn LLP 200 Park Avenue New York, New York 10166